Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
United States of America

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010
United States of America

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States of America

April 23, 2019

VIA EDGAR

Mr. Jeff Kauten

Ms. Barbara C. Jacobs

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Huami Corporation (CIK No. 0001720446)
Registration Statement on Form F-3

Ladies and Gentlemen:

We hereby join Huami Corporation (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:30 p.m., Eastern Time, on April 24, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 620 copies of the Company’s preliminary prospectus dated April 23, 2019 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Robert Holley
Name: Robert Holley
Title: Vice President

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
Name: Marc Bernstein
Title: Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Perry
Name: James Perry
Title: Managing Director

[Signature Page to the Acceleration Request]